ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

September 26, 2019	Adam M. Schlichtmann
T +1 617 951 7114
F +1 617 235 7346
adam.schlichtmann@ropesgray.com

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:

Legg Mason Partners Institutional Trust (File Nos. 33-49552, 811-06740), Legg Mason Partners Income Trust (File Nos.2-96408, 811-04254), Legg Mason Partners Money Market Trust (File Nos. 2-91556, 811-04052), Legg Mason Partners Premium Money Market Trust (File Nos. 33-28844, 811-05812), Legg Mason Partners Variable Income Trust (File Nos. 33-40603, 811-06310), Master Portfolio Trust (File No. 811-10407), and Western Asset Funds, Inc. (File Nos. 33-34929, 811-06110) (collectively, the “Registrants”) Filing Pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934

Ladies and Gentlemen:

This letter provides the Registrants’ responses to comments on the preliminary proxy statement of the Registrants, filed on September 13, 2019, that David Orlic provided by telephone to Adam Schlichtmann. For convenience of reference, each of the comments is summarized before the Trust’s responses. Capitalized terms not otherwise defined herein have the meanings ascribed to them in the preliminary proxy statement.

1.	Comment: Please revise the following sentence to more closely track the language in Rule 14a-4(c)(5), which uses the phrase “is unable to serve or for good cause will not serve”:

“If, however, before the election, any Nominee refuses or is unable to serve, proxies may be voted for a replacement Nominee, if any, designated by the current Board Members.”

Response:     The requested changes have been made.

2.	Comment: In the form of proxy card, please review the columns next to column of even numbered funds and, if correct, change the last column to read “for all except” instead of “for all.”

Response:     The requested change has been made.

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3.

Comment: Please revise the proxy statement to clarify that, similar to how a small number of feeder fund shareholders could determine how a feeder fund votes with respect to a master fund due to proportional voting, a small number of holders of variable annuity contracts or variable life insurance policies who return voting instructions can determine how an insurance company will vote shares it owns in a Variable Annuity Fund.

Response:     The requested changes have been made.

Please feel free to contact me at 617-951-7114 to discuss any questions or comments you may have regarding the foregoing responses. Thank you for your assistance.

Sincerely,

Adam M. Schlichtmann